UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34959

AUSTRALIA ACQUISITION CORP.

Level 11, 459 Collins
Melbourne VIC 3000
Australia
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.

Entry into Material Definitive Agreements.

On November 15, 2010, Australia Acquisition Corp. (the “Company”) announced that it had priced its initial public offering (the “IPO”) of 6,400,000 units (the “Units”), each unit  consisting of one ordinary share, par value $0.001 per share (the “Ordinary Shares”), and one warrant (the “Warrants”) to purchase one Ordinary Share, pursuant to the registration statement on Form F-1 (File No. 333- 169983) (the “Registration Statement”).  A copy of the Company’s press release is attached hereto as Exhibit 99.1.  In connection with the IPO, the Company entered into various written agreements, including an underwriting agreement, investment management trust agreement, securities escrow agreement, registration rights agreement, warrant agreement and warrant subscription agreement.  The purpose of this Report of Foreign Private Issuer on Form 6-K is to file such agreements, as executed in connection with the IPO.

Underwriting Agreement

On November 15, 2010, the Company entered into an underwriting agreement (the “Underwriting Agreement”) relating to the sale of the Units.  A copy of the Underwriting Agreement, entered into by and between the Company and Cohen & Company Capital Markets, LLC (“Cohen”), as representative of the underwriters (collectively, the “Underwriters”), is attached as Exhibit 1.1 hereto and is incorporated by reference herein.

Pursuant to the terms of the Underwriting Agreement, the sale of the Units were made on November 19, 2010 at a purchase price of $9.575 (the offering price to the public of $10.00 per Unit minus the underwriters’ discount of $0.425 per Unit including the deferred underwriters’ discount of $0.15 per Unit).  A portion of the proceeds of the IPO and the Private Placement (as defined below) were placed into the Trust Account (as defined below) and shall be released upon the earlier of the consummation of a business transaction (the “Business Transaction”) or the Company’s liquidation if the Company is unable to consummate a Business Transaction by August 15, 2012, as described in the Registration Statement and the Company’s Articles of Association, as amended (the “Articles of Association”), which is attached as Exhibit 3.2 hereto and incorporated by reference herein .

The Underwriting Agreement provided for an underwriters’ discount in an amount equal to 4.25% of the gross proceeds of the IPO.  The Underwriters agreed that a portion  of the underwriters’ discount (1.5% or $960,000) would be deposited into the Trust Account and payable to the representative of the Underwriters only upon the consummation of the Business Transaction.

The Company also granted the Underwriters a 45-day option to purchase up to an additional 960,000 Units from the Company on the same terms and at the same price as the 6,400,000 Units, to cover over-allotments, if any.

In accordance with the Underwriting Agreement, the Company’s executive officers and directors (the “Private Placement Investors”) agreed to purchase from the Company an aggregate of 8,000,000 warrants (the “Private Placement Warrants”) at a purchase price of $0.50 per Private Placement Warrant in a private placement (the “Private Placement”) pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) or pursuant to Regulation S under the Securities Act.  Such Private Placement was consummated (pursuant to a warrant subscription agreement described below) immediately prior to the effective date of the Registration Statement.

            The Warrants underlying the Units are exercisable for the period commencing on the later of the Company’s completion of the Business Transaction or November 15, 2011, and will expire five years from the date of completion of the Business Transaction, or earlier upon redemption or liquidation. The Company may redeem the outstanding Warrants, in whole and not in part, at a price of $0.01 per Warrant at any time after the Warrants become exercisable upon a minimum of 30 days’ prior written notice and if and only if the last closing sales price of the Ordinary Shares equal or exceed $17.50 per share for any 20 trading days within a 30-day trading period ending three business days before the Company sends notice of redemption.  The Private Placement Warrants are substantially similar to the Warrants, except that if held by the original holders or their permitted assigns, they (i) may be exercised for cash or on a cashless basis; and (ii) are not subject to being called for redemption. In addition, the Private Placement Warrants will be held in escrow until 90 days following the consummation of the Business Transaction.

The Underwriting Agreement also includes certain customary representations, warranties and covenants by the Company.  It also provides that the Company will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the Underwriters may be required to make because of any of those liabilities.

 Warrant Agreement

On November 15, 2010, the Company entered into a warrant agreement (the “Warrant Agreement”) with Continental Stock Transfer & Trust Company (“CST”) pursuant to which CST shall act as warrant agent in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants included in the Units and the Private Placement Warrants (collectively with the Warrants, the “Company Warrants”).  A copy of the Warrant Agreement is attached as Exhibit 4.4 hereto and is incorporated by reference herein.

The Warrant Agreement provides for, among other things, the form and provisions of the Company Warrants and the manner in which the Company Warrants may be exercised.  The Warrant Agreement also contains certain transfer restrictions and anti-dilution provisions and the manner in which the Company Warrants may be redeemed.

Investment Management Trust Agreement

On November 15, 2010, the Company entered into an investment management trust agreement (the “Investment Management Trust Agreement”) with CST as trustee.  A copy of the Investment Management Trust Agreement is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Pursuant to the Investment Management Trust Agreement, a portion of the proceeds from the IPO and the Private Placement will be placed into a trust account (the “Trust Account”) at J.P. Morgan Chase Bank N.A. and maintained by CST as trustee.  Of this amount, $960,000 represents the deferred underwriters’ discount, which amount shall only be payable to the representative of the Underwriters upon the consummation of a Business Transaction.  The funds in the Trust Account will not be released until the earlier of the consummation of a Business Transaction or the Company’s liquidation if the Company is unable to consummate a Business Transaction by August 15, 2012, as described in the Registration Statement and the Articles of Association; provided, however, the Company shall be permitted to draw amounts from the interest earned on the funds in the Trust Account that the Company needs to pay its income or other tax obligations and any remaining interest that the Company needs for its working capital requirements.

Holders of the Ordinary Shares underlying the Units (the “IPO Shares”) will be entitled to receive funds from the Trust Account only in the event of the Company’s liquidation or if they seek to redeem their respective IPO Shares for cash upon a completed Business Transaction which the shareholder exercised their redemption rights. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account.  If the Company conducts the redemptions pursuant to the tender offer rules, the redemption price payable per Ordinary Share shall be equal to the amount held in the Trust Account as of the commencement of the tender offer, before payment of deferred underwriting discounts and commissions but excluding any amounts representing interest earned on the Trust Account, divided by the total number of IPO Shares.  If the Company conducts the redemption in conjunction with a shareholder vote, the redemption price payable per Ordinary Share to holders of IPO Shares exercising their redemption rights and voting either in favor of or against the Business Transaction will be equal to the amount held in the Trust Account as of two business days prior to the consummation of the Business Transaction, before payment of deferred underwriting discounts and commissions but excluding any amounts representing interest earned on the Trust Account, divided by the total number of IPO Shares.  In either case, the Company shall distribute to holders of IPO Shares no less than $10.10 per share (or approximately $10.05 per IPO Share if the Underwriters’ over-allotment option is exercised in full).  In the event a Business Transaction is consummated, all sums remaining in the Trust Account shall be released to the Company and there will be no restriction on the Company’s use of such funds.

Warrant Subscription Agreement

On November 15, 2010, the Company entered into a warrant subscription agreement with the Private Placement Investors (the “Warrant Subscription Agreement”) pursuant to which the Private Placement Investors agreed to purchase in the Private Placement, 8,000,000 Private Placement Warrants prior to the IPO at a price of $0.50 per warrant (for an aggregate purchase price of $4,000,000) from the Company.  All of the proceeds of the Private Placement were placed in the Trust Account. No placement fees were paid in connection with the placement of the Private Placement Warrants.  The Private Placement Warrants are identical to the Warrants included in the Units sold in the IPO, except that the Private Placement Warrants: (i) will be placed in escrow and are subject to the transfer restrictions (as described below); (ii) are non-redeemable by the Company so long as they are held by the Private Placement Investors or their permitted transferees; and (iii) may be exercised by the Private Placement Investors or their permitted transferees on a cashless basis at any time they are exercisable.  A copy of the Warrant Subscription Agreement is attached hereto as Exhibit 10.4 and is incorporated by reference herein.

Securities Escrow Agreement

On November 15, 2010, the Company entered into a securities escrow agreement (the “Securities Escrow Agreement”) with the holders of all of the Ordinary Shares outstanding prior to the IPO  (the “Initial Shareholders”), the Private Placement Investors and CST as escrow agent.  A copy of the Securities Escrow Agreement is attached as Exhibit 10.5 hereto and is incorporated by reference herein.

Pursuant to the Securities Escrow Agreement, the Initial Shareholders placed the Ordinary Shares owned prior to the IPO (the “Initial Ordinary Shares”) and the Private Placement Investors placed the Private Placement Warrants they owned prior to the IPO into an escrow account maintained by CST (the “Escrow Account”).  Subject to limited exceptions, the Initial Ordinary Shares and the Private Placement Warrants shall not be transferable for certain respective periods (the “Escrow Period”).  Other than transfers made to permitted transferees, the Initial Ordinary Shares will not be released from escrow until the date (i) with respect to 20% of such shares, upon consummation of a Business Transaction, (ii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $11.75 for any 20 trading days within a 30-trading day period following the consummation of a Business Transaction, (iii) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $12.75 for any 20 trading days within a 30-trading day period following the consummation of a Business Transaction, (iv) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $14.00 for any 20 trading days within a 30-trading day period following the consummation of a Business Transaction and (v) with respect to 20% of such shares, when the closing price of the Ordinary Shares exceeds $15.50 for any 20 trading days within a 30-trading day period following the consummation of a Business Transaction or earlier, in any case, if, following a Business Transaction, the Company engages in a subsequent transaction (1) resulting in its shareholders having the right to exchange their shares for cash or other securities or (2) involving a merger or other change in the majority of the Company’s board of directors or management team in which the Company is the surviving entity.  As for the Private Placement Warrants, the applicable Escrow Period will expire on the 90th day following the Company’s consummation of the Business Transaction.  During the Escrow Period, holders of the Initial Ordinary Shares shall retain all other rights as shareholders, including, without limitation, the right to vote their Ordinary Shares and the right to receive cash dividends.  In the event the Company declares a stock dividend, such dividend will be placed into the Escrow Account, as well.

Registration Rights Agreement

On November 15, 2010, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Initial Shareholders and the Private Placement Investors.  A copy of the Registration Rights Agreement is attached as Exhibit 10.6 hereto and is incorporated by reference herein.

Pursuant to the Registration Rights Agreement, the holders of the majority in interest of Initial Ordinary Shares shall be entitled to require the Company, on two occasions at any time after the date that is three months prior to the date on which the Initial Ordinary Shares are released from escrow pursuant to the Securities Escrow Agreement, to register the Initial Ordinary Shares.  In addition, the Initial Ordinary Shareholders shall have “piggyback” registration rights with respect to the Initial Ordinary Shares commencing on the date on which the Initial Ordinary Shares are released from escrow pursuant to the Securities Escrow Agreement.  Furthermore, the holders of a majority in interest of the Private Placement Warrants shall be entitled to require the Company, on two occasions at any time after the Company consummates a Business Transaction, to register the Private Placement Warrants (and the underlying Ordinary Shares).  In addition, the Private Placement Investors shall have “piggyback” registration rights with respect to the Private Placement Warrants commencing on the date the Company consummates a Business Transaction.  The Company shall bear certain expenses incurred in connection with the filing of any such registration statements.

Exhibits.

1.1	Underwriting Agreement, dated November 15, 2010, by and between Australia Acquisition Corp. and Cohen & Company Capital Markets, LLC, as representative of the underwriters.

3.2	Articles of Association, filed with the Registrar of Companies, Cayman Islands on November 15, 2010

4.4	Warrant Agreement, dated November 15, 2010, by and between Australia Acquisition Corp. and Continental Stock Transfer & Trust Company

10.1	Investment Management Trust Agreement, dated November 15, 2010, by and between Australia Acquisition Corp. and Continental Stock Transfer & Trust Company

10.4	Warrant Subscription Agreement, dated November 15, 2010, by and among Australia Acquisition Corp. and the securityholders named therein

10.5	Securities Escrow Agreement, dated November 15, 2010, by and among Australia Acquisition Corp., the security holders named therein and Continental Stock Transfer & Trust Company

10.6	Registration Rights Agreement, dated November 15, 2010, by and among Australia Acquisition Corp. and the securityholders named therein

99.1	Press Release, dated November 15, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 19, 2010	AUSTRALIA ACQUISITION CORP.

	By:	/s/ Peter Ziegler
Name: Peter Ziegler
Title: Chief Executive Officer